UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Name of issuer)

Ordinary Shares

(Title of class of securities)

654407105

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 654407105	Page 2 of 5 Pages

(1)	Names of reporting persons Xiaoguang Ren
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,297,014 (Note)
(6) Shared voting power None
(7) Sole dispositive power 2,297,014 (Note)
(8) Shared dispositive power None
(9)	Aggregate amount beneficially owned by each reporting person 2,297,014 ordinary shares (Note)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9% (Note)
(12)	Type of reporting person (see instructions) IN

Note: Such ordinary shares include (i) 440,000 ordinary shares owned by the Reporting Person; (ii) 1,469,129 American depositary shares received as a result of restricted shares vesting, (iii) 371,206 ordinary shares underlying the Reporting Person’s share options currently exercisable or exercisable within 60 days from December 31, 2011 and (iv) 16,679 American depositary shares that the Reporting Person may receive within 60 days from December 31, 2011 as a result of restricted shares vesting.

The total issued and outstanding shares of the Company as of the date of this filing is 38,791,834, which includes 3,000,000 ordinary shares that were converted into American Depositary Shares in March 2011 to facilitate our employees’ cashless exercise of vested stock options.

SCHEDULE 13G

CUSIP No. 654407105	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Ninetowns Internet Technology Group Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices

22 Floor, Building No. 1, Capital A Partners,

No. 20 Gong Ti East Road, Chaoyang District

Beijing 100020, People’s Republic of China

Item 2.

(a)	Name of Person Filing

Xiaoguang Ren

(b)	Address of Principal Business Office or, if none, Residence

c/o Ninetowns Internet Technology Group Company Limited

22 Floor, Building No. 1, Capital A Partners,

No. 20 Gong Ti East Road, Chaoyang District

Beijing 100020, People’s Republic of China

(c)	Citizenship

The People’s Republic of China

(d)	Title of Class of Securities

Ordinary Shares

(e)	CUSIP Number

654407105

Item 3.	Not Applicable.

SCHEDULE 13G

CUSIP No. 654407105	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,297,014

(b)	Percent of class:

5.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

2,297,014 (Note)

(ii)	Shared power to vote or to direct the vote

None

(iii)	Sole power to dispose or to direct the disposition of

2,297,014 (Note)

(iv)	Shared power to dispose or to direct the disposition of

None

Note: Such ordinary shares include (i) 440,000 ordinary shares owned by the Reporting Person; (ii) 1,469,129 American depositary shares received as a result of restricted shares vesting, (iii) 371,206 ordinary shares underlying the Reporting Person’s share options currently exercisable or exercisable within 60 days from December 31, 2011 and (iv) 16,679 American depositary shares that the Reporting Person may receive within 60 days from December 31, 2011 as a result of restricted shares vesting.

The total issued and outstanding shares of the Company as of the date of this filing is 38,791,834, which includes 3,000,000 ordinary shares that were converted into American Depositary Shares in March 2011 to facilitate our employees’ cashless exercise of vested stock options.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

SCHEDULE 13G

CUSIP No. 654407105	Page 5 of 5 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date

/s/ Xiaoguang Ren
Name: Xiaoguang Ren

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).